SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 13 March 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

12 March 2020

BT Group plc

COVID-19 update

Philip Jansen, Chief Executive, BT Group has late this afternoon tested positive for COVID-19 and as a result has followed the Public Health England protocols to self-isolate.

BT is now working closely with Public Health England to undertake a full deep clean of relevant parts of its Group headquarters and will ensure those employees who have had contact with Philip are appropriately advised.

Philip Jansen said: "Having felt slightly unwell I decided as a precaution to be tested. As soon as the test results were known I isolated myself at home."

"I've met several industry partners this week so felt it was the responsible thing to do to alert them to this fact as soon as I could."

"Given my symptoms seem relatively mild, I will continue to lead BT but work with my team remotely over the coming week. There will be no disruption to the business."

Ends

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 13 March 2020